Exhibit 3.28(a)
AMENDMENT
TO
GREGG INDUSTRIES, INC.
BYLAWS
Adopted by Joint Action of the Shareholder and Directors dated October 23, 2006:
BE IT FURTHER RESOLVED, that the sole shareholder hereby ratifies, approves and confirms the amendment of Article III, Section 3.02 of the Bylaws of the Corporation to change the authorized number of directors of the Corporation from five (5) to six (6).